Barclays Bank PLC Market Linked Notes	Filed Pursuant to Rule 433 Registration Statement No. 333-232144

Market Linked Notes—Upside Participation with Quarterly Averaging and Minimum Return at Maturity

Notes Linked to the S&P 500® Value Index due April 22, 2027

Term Sheet dated April 15, 2020 to Preliminary Pricing Supplement dated April 15, 2020 (the “PPS”)

Summary of Terms

Issuer	Barclays Bank PLC
Term	Approximately 7 years
Reference Asset	S&P 500® Value Index (Bloomberg ticker symbol “SVX<Index>”) (the “Index”)
Pricing Date	April 17, 2020[1]
Issue Date	April 22, 2020[1]
Final Calculation Day	April 15, 2027[1]
Stated Maturity Date	April 22, 2027[1]
Original Offering Price[2]	$1,000 per note (100% of par)
Maturity Payment Amount	See “Calculation of the Maturity Payment Amount” on page 3 of this term sheet.
Participation Rate	100%
Minimum Return:	5% to 11% of the original offering price ($50.00 to $110.00 per note), to be determined on the pricing date
Starting Level	The closing level of the Index on the pricing date
Average Ending Level	The arithmetic average of the closing levels of the Index on the calculation days
Calculation Days	Quarterly, on the 15th day of each January, April, July and October, commencing July 2020 and ending on the final calculation day[1]
Calculation Agent	Barclays Bank PLC
Denominations	$1,000 and any integral multiple of $1,000
CUSIP/ISIN	06747PN39 / US06747PN399
Agent Discount	Up to 4.95%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 2.50% and WFA will receive a distribution expense fee of 0.12%

Investment Description

•	Linked to the S&P 500® Value Index

•	Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes provide for a minimum return at maturity of 5% to 11% (to be determined on the pricing date) of the original offering price of the notes.

The maturity payment amount will reflect the following terms:

o	If the average ending level is greater than the starting level:

You will receive the original offering price plus the greater of (i) the minimum return of 5% to 11% (to be determined on the pricing date) and (ii) a positive return at maturity equal to 100% of the percentage increase from the starting level to the average ending level

o	If the average ending level is less than or equal to the starting level:

You will receive the original offering price plus the minimum return of 5% to 11% (to be determined on the pricing date)

•	Average ending level based on the average of the closing levels of the Index on specified dates occurring quarterly during the term of the notes

•	Repayment of the original offering price regardless of the performance of the Index

•	Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (as described in the PPS) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the notes. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in the PPS and “Risk Factors” in the accompanying prospectus supplement.

•	No periodic interest payments or dividends

•	No exchange listing; designed to be held to maturity

1 Expected. In the event that we make any change to the expected pricing date or issue date, the calculation days, including the final calculation day, and/or the stated maturity date may be changed so that the stated term of the notes remains the same.

2 The issuer’s estimated value of the notes on the pricing date, based on its internal pricing models, is expected to be between $900.00 and $930.00 per note. The estimated value is expected to be less than the original offering price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of the PPS.

THIS TERM SHEET DOES NOT PROVIDE ALL OF THE INFORMATION THAT AN INVESTOR SHOULD CONSIDER PRIOR TO MAKING AN INVESTMENT DECISION. The notes will have the terms specified in the prospectus dated August 1, 2019, the prospectus supplement dated August 1, 2019 and the underlying supplement dated August 1, 2019, as supplemented or superseded by the PPS. The notes have complex features, and investing in the notes involves risks not associated with an investment in conventional debt securities. Investors should carefully consider the terms of the notes set forth in the aforementioned documents.

The notes constitute our unsecured and unsubordinated obligations. The notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” in the PPS.

Hypothetical Returns

Hypothetical average ending level	Percentage change from the hypothetical starting level to the hypothetical average ending level	Hypothetical maturity payment amount per note	Hypothetical pre-tax total rate of return
175.00	75.00%	$1,750.00	75.00%
150.00	50.00%	$1,500.00	50.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
108.00	8.00%	$1,080.00	8.00%
105.00	5.00%	$1,080.00	8.00%
100.00(1)	0.00%	$1,080.00	8.00%
95.00	-5.00%	$1,080.00	8.00%
90.00	-10.00%	$1,080.00	8.00%
80.00	-20.00%	$1,080.00	8.00%
70.00	-30.00%	$1,080.00	8.00%
60.00	-40.00%	$1,080.00	8.00%
50.00	-50.00%	$1,080.00	8.00%
25.00	-75.00%	$1,080.00	8.00%

The returns shown above reflect a hypothetical minimum return of 8% of the original offering price or $80.00 per note (the midpoint of the specified range of the minimum return), a participation rate of 100% and a range of hypothetical average ending levels of the Index. Each note has an original offering price of $1,000. If the minimum return is less than 8% of the original offering price, the actual maturity payment amount and the resulting pre-tax rate of return may be lower than the maturity payment amounts and the resulting pre-tax rates of return shown above.

(1) The hypothetical starting level of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting level. The actual starting level will be the closing level of the Index on the pricing date. For historical closing levels of the Index, see the historical information set forth under the section titled “The S&P 500® Value Index” in the accompanying PPS.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual maturity payment amount and the resulting pre-tax rate of return will depend on the actual starting level, actual average ending level and actual minimum return. There can be no prediction of the closing level of the Index on any day during the term of the notes, including on any calculation day.

Calculation of the Maturity Payment Amount

The maturity payment amount per note will be determined as follows:

•	If the average ending level is greater than the starting level, the maturity payment amount will be equal to $1,000 plus the greater of:

(i) the minimum return; and

(ii)

•	If the average ending level is less than or equal to the starting level, the maturity payment amount will be equal to $1,000 plus the minimum return

The potential for a return on the notes in excess of the minimum return at stated maturity is based on the average ending level, which will be calculated by reference to an average of the levels of the Index on calculation days occurring quarterly over the term of the notes. As a result, the average performance of the Index that is measured for purposes of the notes, which we refer to as its “quarterly average” performance, may be less than its performance as measured from the starting level to the level of the Index at or near stated maturity, which we refer to as its “point-to-point” performance. See “Selected Risk Considerations—The Potential For A Return In Excess Of The Minimum Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Index During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Index As Measured From The Starting Level To Its Level At Or Near Stated Maturity” in the accompanying PPS.

Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the securities composing the Index. You should carefully review the risk disclosures set forth under the “Risk Factors” section of the prospectus supplement and the “Selected Risk Considerations” section in the accompanying PPS. The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying PPS.

•	You May Not Receive Any Return On Your Investment In The Notes In Excess Of The Minimum Return.

•	No Periodic Interest Will Be Paid On The Notes.

•	The Potential For A Return In Excess Of The Minimum Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Index During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Index As Measured From The Starting Level To Its Level At Or Near Stated Maturity.

•	The Notes Are Subject To The Credit Risk Of Barclays Bank PLC.

•	You May Lose Some Or All Of Your Investment If Any U.K. Bail-In Power Is Exercised By The Relevant U.K. Resolution Authority.

•	The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

•	The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	No Assurance That The Investment View Implicit In The Notes Will Be Successful.

•	Owning The Notes Is Not The Same As Owning The Securities Composing The Index.

•	The Investment Strategy Represented By The Index May Not Be Successful.

•	The Index Reflects The Price Return Of The Securities Composing The Index, Not The Total Return.

•	Adjustments To The Index Could Adversely Affect The Value Of The Notes And The Amount You Will Receive At Maturity.

•	The Estimated Value Of Your Notes Is Expected To Be Lower Than The Original Offering Price Of Your Notes.

•	The Estimated Value Of Your Notes Might Be Lower If Such Estimated Value Were Based On The Levels At Which Our Debt Securities Trade In The Secondary Market.

•	The Estimated Value Of The Notes Is Based On Our Internal Pricing Models, Which May Prove To Be Inaccurate And May Be Different From The Pricing Models Of Other Financial Institutions.

•	The Estimated Value Of Your Notes Is Not A Prediction Of The Prices At Which You May Sell Your Notes In The Secondary Market, If Any, And Such Secondary Market Prices, If Any, Will Likely Be Lower Than The Original Offering Price Of Your Notes And May Be Lower Than The Estimated Value Of Your Notes.

•	The Temporary Price At Which We May Initially Buy The Notes In The Secondary Market And The Value We May Initially Use For Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative Of Future Prices Of Your Notes.

•	We, Our Affiliates And Any Other Agent And/Or Participating Dealer May Engage In Various Activities Or Make Determinations That Could Materially Affect Your Notes In Various Ways And Create Conflicts Of Interest.

•	The Historical Performance Of The Index Is Not An Indication Of Its Future Performance.

•	Potentially Inconsistent Research, Opinions Or Recommendations By Barclays Capital Inc., WFS Or Their Respective Affiliates.

•	We Cannot Control Actions Of Any Of The Unaffiliated Companies Whose Securities Are Included As Components Of The Index.

•	We And Our Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

•	You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

Not suitable for all investors

Investment suitability must be determined individually for each investor. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully the “Selected Risk Considerations” beginning on page PPS-10 of the accompanying PPS and the “Risk Factors” beginning on page S-7 of the prospectus supplement for risks related to an investment in the notes. For more information about the Index, please see the section titled “The S&P 500® Value Index” in the PPS.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus dated August 1, 2019, the prospectus supplement dated August 1, 2019, the underlying supplement dated August 1, 2019, the PPS and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Consult your tax advisor

Investors should review carefully the accompanying PPS, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

As used in this term sheet, “we,” “us” and “our” refer to Barclays Bank PLC. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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